Exhibit 23.3

Deloitte LLP
700, 850 – 2nd Street SW
Calgary AB T2P 0R8
Canada

March 16, 2015

Tel: 403-648-3200
Fax: 586-774-5398
www.deloitte.ca

TransAtlantic Petroleum Ltd.

16803 Dallas Parkway

Addison, Texas

Dear Sirs/Mesdames:

RE:Letter of consent

As independent petroleum consultants, we hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-162814 and 333-200705) of TransAtlantic Petroleum Ltd., and in each of the prospectuses, of references to our firm and our report setting forth the estimates of the oil and gas reserves and revenues from the oil and gas reserves of certain properties in Albania owned by TransAtlantic Petroleum Ltd., as of December 31, 2014, and to the inclusion of our report, in the form and context in which it appears, in this Annual Report on Form 10-K for the year ended December 31, 2014 and to all references to our firm included in the Annual Report.

Yours truly,

/s/ Douglas S. Ashton, P. Eng.

Partner

Deloitte LLP

/epm